Clinton Group, Inc.                             Barington Capital Group, L.P.
9 West 57th Street                              888 Seventh Avenue
New York, NY 10019                              New York, NY 10019



September 25, 2008



The Board of Directors
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

To the Board of Directors of Dillard's, Inc.:

We represent a group of shareholders that beneficially owns 5.67% of the outstanding shares of Class A Common Stock (the "Class A Shares") of Dillard's, Inc. (the "Company" or "Dillard's"). As we have stated in our previous correspondence with the Company, we believe there is tremendous intrinsic value in the Dillard's franchise. We also believe that the public equity markets in general justifiably reward companies where management teams do not have effective control. In the case of Dillard's, however, it is clear to us that the Company and its public shareholders are being penalized because of its A/B share class structure.

Currently, a number of the senior executives of Dillard's control the Company's Class B Common Stock (the "Class B Shares") through their ownership interests in W.D. Company, which itself owns approximately 99.4% of the Class B Shares. While the Class B Shares have the same per share economic interest in the Company as the Class A Shares, such shares provide the Class B shareholders with effective control over the Company through their ability to elect two-thirds of the members of Dillard's Board of Directors.

In our view, the Company and all of its shareholders would be best served if all of the Class B Shares were repurchased by the Company, permitting Dillard's to have a more customary capital structure. As significant holders of the Class A Shares, we readily acknowledge that the Class B Shares warrant a SUBSTANTIAL PREMIUM above the trading price of the Class A Shares as a result of their ability to elect a majority of the Board. However, given that there are only 4,010,000 Class B Shares outstanding, even a significant premium for the Class B Shares would represent only a modest per share cost for the approximately 70 million Class A Shares outstanding. The net effect of such a transaction would be to fully and fairly compensate the holders of Class B Shares for relinquishing the power to elect a majority of the Board while creating significant value for the Company's shareholders through the establishment of a more customary one share/one vote capital structure. We believe a committee of independent directors



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should be created immediately to consider such a transaction and to advise the
Board on the appropriate premium to be paid for the Class B Shares.

We think it would be appropriate for a transaction of this nature to be approved by a majority of the Company's shareholders. Therefore, we request you to call a Special Meeting of Shareholders as soon as possible to approve the Company's repurchase of all outstanding Class B Shares at a price to be negotiated prior to the meeting. In the event that such a proposal is endorsed by the shareholders and accepted by the holders of Class B Shares, we further urge you to take whatever steps are necessary to create a Board that is more representative of the resulting single class of public shareholders, including possibly expanding the size of the Board of Directors.

It is our strong belief that our proposal would improve the Company's corporate governance and facilitate the creation of significant value for all shareholders of Dillard's, Inc. We are available at your convenience if you have any questions or would like to discuss our recommendations in further detail.



Sincerely,



/s/George E. Hall                           /s/James A. Mitarotonda
George E. Hall                              James A. Mitarotonda
Chairman and Chief Executive Officer        Chairman and Chief Executive Officer
Clinton Group, Inc.                         Barington Capital Group, L.P.